SMIC and Brite Semiconductor’s 40LL Dual-core ARM Cortex-A9 Processor-based Test Chip Achieves 1.3GHz

SHANGHAI, June 20, 2012 /PRNewswire-Asia/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), and Brite Semiconductor (Shanghai) Corporation, a leading IC design and turnkey service provider, today jointly announced that their dual-core ARM® Cortex™-A9 MPCore™ processor-based chip, adopting SMIC’s 40nm LL (low-leakage) process technology, has achieved a clock rate of 1.3GHz in silicon tests.

The test chip incorporates a 32K I-Cache and a 32K D-Cache, memory compiler modules, ARM NEON™ technology, and ARM CoreSight™ debug and trace technology, as well as built-in SRAM, DMA, NOR flash, SDRAM, and VGA interfaces integrated through AMBA® AXI on the test chip. In addition to the high-speed standard cell library, the test chip also incorporates SMIC’s customized high-speed memory and cell library for performance enhancement (SMIC Performance Enhancement Kit).

“Brite’s rapid achievement demonstrates the stability of SMIC’s 40nm LL process and our market leadership. Working closely with Brite and ARM allows us to provide our customers integrated platforms to accelerate time-to-market and mitigate the development risks of their advanced node designs. The milestone today once again demonstrates our dedication to provide industry-leading technology,” said Chris Chi, Chief Business Officer of SMIC. “SMIC will continue to reinforce the development of our advanced technologies and provide highly competitive solutions for energy-efficient and high-performance consumer devices.”

“ARM Cortex-A9 dual-core test chip performance has met our expectations, proving Brite Semiconductor has the solid technical foundation needed to meet industry demand. The next Cortex-A9 dual-core chip that will soon tape out will achieve higher performance. Brite Semiconductor is committed to providing our customers the most advanced platforms with integrated solutions. We believe that with the combined efforts of SMIC, ARM and our partners, we will surely achieve our goal to bring tremendous value to our customers,” said Dr. Charlie Zhi, President and Chief Executive Officer of Brite Semiconductor.

“This milestone from the ongoing collaboration between Brite, SMIC and ARM is a great example of how collaboration drives innovation in the development of core technology for the next generation of smart, connected devices,” said Allen Wu, President, ARM China. “We value our partnership with Brite and SMIC, and are committed to providing mutual customers with the most advanced design and production platforms, based on ARM technology, that meet their power, performance and time-to-market needs,” said Allen Wu, President of ARM China.

About Brite Semiconductor

Brite Semiconductor is a world-leading ASIC design services company, providing customers with ULSI ASIC/SoC chip design and manufacturing services. Brite Semiconductor was co-founded by Semiconductor Manufacturing International Corporation and Open-Silicon, as well as venture capital firms from China and abroad. As the strategic partners, SMIC and Open-Silicon provide Brite Semiconductor with strong technical and manufacturing support. Targeted at 90nm/65nm/40nm and high-end SoC design services, Brite Semiconductor provides flexible turn-key service from RTL/netlist to chip delivery, and seamless, low-cost, and low-risk solutions to customers. For more information, please refer to the Brite Semiconductor website: www.britesemi.com.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Brite Semiconductor
Ms. Lynda Chen
Tel: +86-21-50277866 x236
Email: lynda.chen@britesemi.com

SMIC English Contact
Mr. William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

SMIC Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com